RaceYa, Inc. – Republic Video Transcript

(Abigail) RaceYa! Ok, ready: 1…2…3… (Children shouting) RaceYa!!!

(Abigail) Do it again! 1, 2, $12^{1/2}$, RaceYa! (Children shouting) RaceYa!!!

(Abigail) Hi, I'm Abigail Edgecliffe-Johnson, and I'm the founder of RaceYa.

(Geoffrey) Hi, I'm Geoffrey Quelle, and I'm the head of product development for RaceYa.

(Abigail) RaceYa is a vehicle for STEM. We're an immersive science and engineering experience for kids. Basically, it's a platform for exploration and creativity that just happens to go really fast.

(Geoffrey) We know that girls often lose interest in science education as early as middle school. So if we really want to make STEM education a national priority, we need to make science toys that are fun.

(Abigail) I founded RaceYa because I couldn't find anything that was fun and engaging for my 9-year old daughter. But when I told people I wanted to use cars to teach science, they said, "oh, so why don't you use a doll?" Well, it's really hard to change the shock absorbers on a doll. But seriously, I wanted to give kids, both boys and girls, a way to explore science that would instantly make sense to them. Where they could make that connection between the abstract concepts like torque and kinetic energy and the science that's at work in their everyday lives.

(Geoffrey) Kids just get cars, you know, they know what they're supposed to do. So if something's not working, they instinctively want to go in and fix it. And cars make a great jumping off point for customization and creativity. So not only can they adjust the performance of the car, but they can transform how it looks. So when I look at a RaceYa car I might see just a car, but a kid might see a bumblebee or the world's fastest racing sloth or who knows what.

(Abigail) We've been developing RaceYa for two years, and we've tested it at schools, in science camps, and playgrounds all around New York City. And what we've learned is that boys and girls love RaceYa because it's really fast and it's customizable, but parents really love RaceYa because it's durable and it's engaging.

Our goal is to start building the RaceYa community with your help. We want to get this third round of prototypes into the hands of your curious kids so they can help guide our development going forwards. We need to raise $100,000 to build those prototypes and to start building out our customization platform so your kids can start creating right away. Join us. Help put us on the right track.

(Children shouting) RaceYa!!! RaceYa! (Abigail) RaceYa! Everyone say "Come on, I'll race ya!" (Children shouting) Come on, I'll race ya!